

September 24, 2014

Via E-mail
Don L. Rose
Chief Executive Officer
Chalet Lifestyles, Inc.
124 41st Avenue SE
Albany, Oregon 97322

> **Re: Chalet Lifestyles, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 28, 2014**
> **File No. 333-198437**

Dear Mr. Rose:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including data culled from the Recreation Vehicle Industry Association, Harris Interactive, PKF and RVIA. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the review process. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Prospectus Cover Page

4. Please revise the cover page of your prospectus to reference the applicability of penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

Prospectus Summary

5. Please revise the introductory paragraph under this heading to clarify that your summary includes all material terms of the offering and your business.

6. We note that your key executives' current business is located in Oregon. Please supplement your disclosure to more fully describe the geographical areas in which you plan to operate.

7. Please revise to clarify that the statement regarding Chalet RV, Inc. as a "leading" manufacturer of campers in North America constitutes your belief.

Business,

Our Business Strategy, page 6

8. Revise here and in the MD&A to fully discuss the host of consulting services you intend to provide. Please also describe how you plan to utilize web-based applications in connection with such services.

Risk Factors

General

9. We note that your key executives will continue to own a majority of your outstanding shares after this offering. As such, please revise to include a risk factor to discuss the risk

associated with his ability to cause you to engage in a business combination without seeking shareholder approval, as applicable.

Use of Proceeds, page 19

10.   There appears to be a mathematical error in your calculation of the line item for Total Offering Proceeds.   For example, total offering proceeds assuming sale of 25% of 2,000,000 shares at $0.05 per share would yield $25,000 in total offering proceeds.   As currently presented, your table indicates that your uses of proceeds exceed total offering proceeds received.   Please revise.

11.   Please expand your disclosure in footnote one to explain how you estimated the referenced Sales representative expenses.

12.   Please also confirm that the verbal arrangement of your shareholders to loan funds to complete the registration process represents an obligation in addition to the $20,000 previously advanced by such persons

The Offering, page 20

13.   You state in the second paragraph on page 21 that a market maker has agreed to file a Rule 211 application with FINRA. Please identify this market maker. Please also reconcile this with your disclosure on page 24 under "Market for Securities."

Dilution, pages 21 – 23

14.   The calculations disclosed in the last paragraph on page 21 are inconsistent with the calculations disclosed when discussing if 100% of the shares are sold on page 22.   It appears the assumptions are the same and therefore the calculations should be consistent.   Please clarify or revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation

General

15.   In each of the following sections, please include disclosure to address the likely alternatives for satisfying your capital needs.

Develop Our Website, page 29

16.   Please revise to clarify whether the material costs reflected here includes your anticipated $5,000 website development expense.

Commence Marketing Campaign, page 30

17.   Please reconcile your discussion in this section with your anticipated Marketing and Advertising expenses presented in the Use of Proceeds section. Also, in light of the range of $10,000 - $80,000.00, based on the net proceeds, to devote to your marketing efforts, please revise to discuss with greater specificity what you plan to accomplish based on these varying amounts.

Business

Services, page 31

18.   Please revise your disclosure here and in the Plan of Operation section, as applicable, to better describe your current activities, including the development of your consulting and marketing model.

19.   We refer to the last paragraph on page 31. Please expand upon your disclosure of the subscription-based offerings, membership, and the "MarryAHero branded mobile application."

Directors, Executive Officers, Promoters and Control Persons, page 34

20.   Please revise your disclosure in this section to discuss the extent of Mr. Rose's experience with providing consulting services in both domestic and foreign markets. Please state examples of the types of services he has provided and specifically identify the markets in which he has provided such services. Please also revise the subcaption and narrative for Mr. Rose to clarify that serves in the capacity of Chief Executive Officer.

21.   Please also briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that each named person should serve as a director. Refer to Item 401(e) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc: Donald P. Hateley, Esq.
        Hateley & Hampton